Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI 48126

(313) 594-9876

November 17, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Arthur C. Sandel and Kayla Florio

Re:                                                           Ford Credit Floorplan Master Owner Trust A
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Amendment No. 2 to Registration Statement on Form SF-3

Filed November 16, 2015

Commission File No. 333-206773

Ladies and Gentlemen:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “depositors” or the “co-registrants”) and Ford Credit Floorplan Master Owner Trust A (the “trust”), and in response to the comment provided by Arthur Sandel of the staff of the Securities and Exchange Commission to our counsel by telephone on October 19, 2015, together with Amendment No. 2 to the Registration Statement filed on November 16, 2015, we submit the following response.

The paragraph below sets forth your comment in italicized text together with our response.  Page references in our response are references to the page numbers in the form of prospectus included in Amendment No. 2 to the Registration Statement.

Dispute Resolution for Repurchase Requests, page 55

We note your statement that “if the receivable subject to a repurchase request was part of an asset representations review and the review report states that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved.”  However, we also note that a noteholder may not be barred from using the dispute resolution provisions for any reason.  Therefore, please revise or confirm that this statement is not intended to bar a noteholder from bringing a dispute resolution proceeding.

We confirm that the above-referenced statement is not intended to bar a noteholder from bringing a dispute resolution proceeding.  Rather, this statement is intended to create a presumption and establish a burden of proof for any subsequent dispute resolution proceeding for a receivable that has been reviewed by the third-party asset representations reviewer and has passed all of the review tests for compliance with the representations and warranties.  However, this presumption would not bar a noteholder from bringing a dispute resolution proceeding on a receivable subject to a repurchase request to, for instance, challenge the independence of the asset representations reviewer, the manner in which the asset representations review was conducted or the appropriateness of the tests performed.

*  *  *  *  *

Please note that the Form of Prospectus and transaction document exhibits included in Amendment No. 2 to the Registration Statement contain some minor drafting revisions and other clean-up changes.  In addition, we have included the remaining exhibits to the Registration Statement, consisting of the master transaction documents for the trust, which are unchanged from the executed versions previously filed by the co-registrants with the SEC.

Please call me at (313) 594-9876 if you have any questions about our response letter.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                David A. Webb, Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP